RECEIVED

2008 NOV -5 A 8:54

ZURICH

08005729

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference	File No. 82-5089
Our reference	UM / BC
Date	November 3, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings in accordance with Swiss Stock Exchange Law – own shareholding of Zurich Financial Services – change in composition of the group" dated October 30, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
NOV 07 2008
THOMSON REUTERS

Enclosure

46674-03

RECEIVED
2008 NOV -5 A 8:54

ZURICH®

Disclosure of shareholdings in accordance with Swiss Stock Exchange Law – own shareholding of Zurich Financial Services – change in composition of the group

Zurich, October 30, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich (Zurich), announces, in accordance with articles 15 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law, a change in the composition of the group that holds own shares. The group, which held purchase positions of 3.776% and sale positions of 1.371% of the voting rights in Zurich as per October 24, 2008, is now composed as follows:

1. Identity of the individual group members: Zurich Financial Services, directly and indirectly through Zurich Group Holding, Mythenquai 2, 8002 Zurich, which in turn is held by Allied Zurich Limited, Station Road, Swindon, Wiltshire SN1 1EL, England, UK, and Zurich Financial Services. Allied Zurich Limited is held by Zurich Financial Services, which is the holding company of Zurich Financial Services Group. Furthermore, Zurich Financial Services is also holding shares indirectly through Zurich Insurance Company, Mythenquai 2, 8002 Zurich, and Zurich Life Insurance Company Ltd., Austrasse 46, 8045 Zurich. Zurich Life Insurance Company Ltd. is a subsidiary of Zurich Insurance Company which is a subsidiary of Zurich Group Holding and Zurich Financial Services.

2. Nature of agreement: Group of companies.

3. The purchase positions on its own registered shares includes 5,365,933 registered shares, which equals 3.776% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

4. Zurich's sale positions include 1,948,931 call options issued for employees. The exchange ratio for all options is 1:1. The options issued therefore equal 1.371% of the

share capital and voting rights of Zurich according to the entry in the commercial register.

Option conditions:

Issue date	Number of options	Strike price CHF	Duration
12/17/2001	28,731	322.30	04/30/2012
05/01/2002	174,638	331.10	04/30/2009
05/01/2002	2,154	387.50	12/31/2008
04/03/2003	128,390	120.50	04/02/2010
04/03/2004	267,455	213.25	04/02/2011
04/03/2005	624,834	206.40	04/02/2012
04/03/2006	441,338	308.00	04/02/2013
04/03/2007	281,391	355.75	04/02/2014
Total:	**1,948,931**		

5. Proxy for Group members: Zurich Financial Services, Ulrich Marti, Group Legal Department, Mythenquai 2, 8002 Zurich, Switzerland, phone: +41 (0)44 625 28 52, fax +41 (0)44 625 08 52.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

RECEIVED

2008 NOV -5 A 8:54

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089

Our reference UM/BC

Date November 3, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich enters joint venture with Abu Dhabi National Takaful Company PSC" dated November 3, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

Enclosure

4667A-03

News Release

ZURICH®

Zurich enters joint venture with Abu Dhabi National Takaful Company PSC

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SIX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, November 3, 2008 – Zurich Financial Services Group (Zurich) announced today that it has signed an agreement to establish a joint venture company with United Arab Emirates (UAE)-based Abu Dhabi National Takaful Company PSC (TAKAFUL) and create a new family takaful business.

The new insurance company, Zurich Takaful Company Limited (Zurich Takaful), will be based in the Dubai International Financial Centre (DIFC), subject to the receipt of the required regulatory approvals. Zurich will control 51% in the joint venture company, while the remaining 49% stake is owned by TAKAFUL.

Mario Greco, Chief Executive Officer of Zurich's Global Life business segment, remarked: "The launch of Zurich Takaful is an exciting growth opportunity and in line with Global Life's strategy, while it also reinforces the Group's commitment to the Middle East and North Africa. The new company provides a unique partnership, blending global financial strength and experience with specialist takaful expertise through the union of two powerful brands to create a new force in takaful."

Khadem Al Qubaisi, Chairman of TAKAFUL, said: "We are delighted to announce our new partnership with Zurich. The business will offer a tailored family takaful product range to meet the unique needs of discerning consumers. This joint venture will enable TAKAFUL to participate in one of the fastest growing business lines in the region and in the world, which is a key component in our regional expansion plans".

Zurich Takaful will initially focus on the DIFC by creating a regional manufacturing and operational hub, which will act as a springboard for future growth in line with Global Life's expansion plans.

ZURICH®

Note to Editors:

Takaful is a form of co-operative insurance designed to provide insurance cover to customers in a way that conforms to Islamic Shariah rules and principles. Family takaful is the Islamic alternative to conventional life insurance. A distinctive feature of takaful is transparency in regard to profits, its elements of profit sharing, and strict selection criteria on acceptable investments. In addition to the growing demand from Muslim customers, there is also a rising interest in takaful products from non-Muslim investors, who are looking out for ethical investments.

Abu Dhabi National Takaful Company (TAKAFUL) was formed in November 2003 as the first takaful operator in the emirates of Abu Dhabi, United Arab Emirates (UAE). The Company is licensed by the Ministry of Economy & Commerce and is listed on the Abu Dhabi Securities Exchange (ADX). With its Head Offices in Au Dhabi and servicing branches across the UAE, the company is licensed to transact all classes of Islamic insurance solutions.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

END